FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                              As of August 8, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X  Form 40-F
                                        ---           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes      No
                                        ---      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated condensed interim financial statements as of June 30, 2005.

                                  TENARIS S.A.





               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                                  JUNE 30, 2005











46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg


Consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)        Three-month period ended Six-month period ended
                                                                                   June 30,                 June 30,
                                                                             -------------------------------------------
                                                                        Notes   2005      2004       2005       2004
                                                                             -------------------------------------------
                                                                                             (Unaudited)

Net sales                                                                  3  1,744,311   996,849  3,197,238  1,856,195
Cost of sales                                                              4 (1,043,774) (677,655)(1,908,902)(1,298,112)
                                                                             -------------------------------------------
Gross profit                                                                    700,537   319,194  1,288,336    558,083
Selling, general and administrative expenses                               5   (212,510) (167,547)  (397,593)  (307,365)
Other operating income (expense), net                                             2,602     2,065      5,569      5,565
                                                                             -------------------------------------------
Operating income                                                                490,629   153,712    896,312    256,283
Financial income (expense), net                                            6    (42,643)   (3,885)   (84,450)   (19,323)
                                                                             -------------------------------------------
Income before equity in earnings (losses) of associated companies and
 income tax                                                                     447,986   149,827    811,862    236,960
Equity in earnings (losses) of associated companies                              38,279    40,130     68,442     39,669
                                                                             -------------------------------------------
Income before income tax                                                        486,265   189,957    880,304    276,629
Income tax                                                                     (144,645)  (60,911)  (258,714)   (99,980)
                                                                             -------------------------------------------
Income for the period (1)                                                       341,620   129,046    621,590    176,649
                                                                             -------------------------------------------

 Attributable to (1):
Equity holders of the Company                                                   313,456   127,314    577,690    175,682
Minority interest                                                                28,164     1,732     43,900        967
                                                                             -------------------------------------------
                                                                                341,620   129,046    621,590    176,649
                                                                             -------------------------------------------


Earnings per share attributable to the equity holders of the Company during the period (1)
Weighted average number of ordinary shares in issue (thousands)               1,180,537 1,180,537  1,180,537  1,180,477
Earnings per share (U.S. dollars per share)                                        0.27      0.11       0.49       0.15

(1) Prior to December 31, 2004 minority interest was shown in the income statement before net income, as required by International Financial
     Reporting Standards in effect. For periods beginning on or after January 1, 2005, IAS 1 (revised) requires that income for the period as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company (see Note 2 (a)).

     The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent
     Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document.


Consolidated condensed interim balance sheet

(all amounts in thousands of U.S. dollars)                                       At June 30, 2005   At December 31, 2004
                                                                               -------------------- --------------------
                                                                          Notes    (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net                                         8 2,209,065            2,164,601
  Intangible assets, net (see Note 2 (b))                                    8   161,607               49,211
  Investments in associated companies                                            224,685               99,451
  Other investments                                                               25,225               24,395
  Deferred tax assets                                                            171,900              161,173
  Receivables                                                                     35,317 2,827,799    151,365 2,650,196
                                                                               ----------           ----------

Current assets
  Inventories                                                                  1,389,631            1,269,470
  Receivables and prepayments                                                    167,647              279,450
  Current tax assets                                                              95,911               94,996
  Trade receivables                                                            1,258,981              936,931
  Other investments                                                                5,000              119,666
  Cash and cash equivalents                                                      450,586 3,367,756    311,579 3,012,092
                                                                               -------------------- --------------------

Total assets                                                                             6,195,555            5,662,288
                                                                                         ==========           =========

EQUITY  (see Note 2 (a))
Capital and reserves attributable to the Company's equity holders
  Share capital                                                                1,180,537            1,180,537
  Legal reserves                                                                 118,054              118,054
  Share premium                                                                  609,733              609,733
  Other distributable reserve                                                          -                   82
  Currency translation adjustments                                               (51,622)             (30,020)
  Retained earnings                                                            1,106,574 2,963,276    617,538 2,495,924
                                                                               ----------           ----------

Minority interest                                                                          217,880              165,271
                                                                                         ----------           ----------
Total equity                                                                             3,181,156            2,661,195
                                                                                         ----------           ----------

LIABILITIES
Non-current liabilities
  Borrowings                                                                     682,551              420,751
  Deferred tax liabilities                                                       362,331              371,975
  Other liabilities                                                              164,599              172,442
  Provisions                                                                      41,469               31,776
  Trade payables                                                                   3,963 1,254,913      4,303 1,001,247
                                                                               ----------           ----------

Current liabilities
  Borrowings                                                                     481,972              838,591
  Current tax liabilities                                                        262,302              222,735
  Other liabilities                                                              180,867              194,945
  Provisions                                                                      30,307               42,636
  Customer advances                                                              109,427              108,847
  Trade payables                                                                 694,611 1,759,486    592,092 1,999,846
                                                                               -------------------- --------------------

Total liabilities                                                                        3,014,399            3,001,093
                                                                                         ----------           ----------

Total equity and liabilities                                                             6,195,555            5,662,288
                                                                                         ==========           =========

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 9.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent
Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document.


Consolidated condensed interim statement of changes in equity

(all amounts in thousands of U.S. dollars)


                                           Attributable to equity holders of the Company
                               ---------------------------------------------------------------------  Minority
                                                                      Other      Currency   Retained  Interest
                                 Share    Legal    Share          Distributable translation Earnings   (see
                                 Capital  Reserves Premium           Reserve(*) adjustments    (*)    Note 2)    Total
                               -----------------------------------------------------------------------------------------
                                                                                                             (Unaudited)
Balance at January 1, 2005     1,180,537  118,054 609,733                   82    (30,020)  617,538  165,271  2,661,195
Effect of adopting IFRS 3 (see
 Note 2 (b))                           -        -       -                    -          -   110,775        -    110,775
                               -----------------------------------------------------------------------------------------

Adjusted balance at January 1,
 2005                          1,180,537  118,054 609,733                   82    (30,020)  728,313  165,271  2,771,970
Currency translation
 differences                           -        -       -                    -    (21,602)        -   10,453    (11,149)
Acquisition and increase of
 minority interest                     -        -       -                    -          -         -      986        986
Dividends paid in cash                 -        -       -                  (82)         -  (199,429)  (2,730)  (202,241)
Income for the period                  -        -       -                    -          -   577,690   43,900    621,590

                               -----------------------------------------------------------------------------------------
Balance at June 30, 2005       1,180,537  118,054 609,733                    -    (51,622)1,106,574  217,880  3,181,156
                               -----------------------------------------------------------------------------------------


                                           Attributable to equity holders of the Company
                               ---------------------------------------------------------------------  Minority
                                                                      Other      Currency   Retained  Interest
                                 Share    Legal    Share          Distributable translation Earnings   (see
                                 Capital  Reserves Premium           Reserve(*) adjustments    (*)    Note 2)    Total
                               -----------------------------------------------------------------------------------------
                                                                                                             (Unaudited)
Balance at January 1, 2004      1,180,288  118,029 609,269               96,555    (34,194)(128,667) 119,984  1,961,264

Currency translation differences        -        -       -                    -    (23,364)       -   (5,852)   (29,216)
Capital Increase and acquisition
 of minority interest                 249       25     464                   82          -        -     (742)        78
Dividends paid in cash                  -        -       -              (96,555)         -  (38,498)     (23)  (135,076)
Income for the period                   -        -       -                    -          -  175,682      967    176,649

                                ----------------------------------------------------------------------------------------
Balance at June 30, 2004        1,180,537  118,054 609,733                   82    (57,558)   8,517  114,334  1,973,699
                                ----------------------------------------------------------------------------------------

     (*) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 9 (v).

          The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document.

Consolidated condensed interim cash flow statement

                                                                                                       Six-month period
                                                                                                        ended June 30,
                                                                                                      ------------------
(all amounts in thousands of U.S. dollars)                                                               2005     2004
                                                                                                      ------------------
                                                                                                         (Unaudited)

Cash flows from operating activities
Income for the period                                                                                  621,590  176,649
Adjustments for:
 Depreciation and amortization                                                                         103,743  101,829
 Income tax accruals less payments                                                                      35,756    8,110
 Equity in (earnings) of associated companies                                                          (68,442) (39,669)
 Interest accruals less payments, net                                                                    6,210    2,993
Changes in provisions                                                                                   (2,636)    (962)
Proceeds from Fintecna arbitration award net of BHP settlement (See Note 9 (i))                         66,594        -
Changes in working capital                                                                            (334,106)(311,021)
Currency translation adjustment and others                                                              16,979  (20,829)
                                                                                                      ------------------
Net cash provided by (used in) operating activities                                                    445,688  (82,900)
                                                                                                      ==================

Cash flows from investing activities
Capital expenditures                                                                                  (131,634) (82,783)
Capital increase and acquisitions of subsidiaries and associated companies (see Note 10)               (47,930)    (188)
Cost of disposition of property, plant and equipment and intangible assets                               2,890    8,969
Dividends and distributions received from associated companies                                          41,118   16,802
Changes in restricted bank deposits                                                                      9,634        -
Reimbursement from trust funds                                                                         119,666        -
                                                                                                      ------------------
Net cash used in investing activities                                                                   (6,256) (57,200)
                                                                                                      ==================

Cash flows from financing activities
Dividends paid                                                                                        (199,511)(135,053)
Dividends paid to minority interest in subsidiaries                                                     (2,730)     (23)
Proceeds from borrowings                                                                               645,763  341,471
Repayments of borrowings                                                                              (734,247) (51,720)
                                                                                                      ------------------
Net cash (used in)  provided by financing activities                                                  (290,725) 154,675
                                                                                                      ------------------
Increase in cash and cash equivalents                                                                  148,707   14,575

Movement in cash and cash equivalents
At beginning of the period                                                                             293,824  238,030
Effect of exchange rate changes                                                                        (12,247)   2,700
Increase in cash and cash equivalents                                                                  148,707   14,575
                                                                                                      ------------------
At June 30,                                                                                            430,284  255,305
                                                                                                      ==================

Cash and cash equivalents                                                                                 At June 30,
                                                                                                        ----------------
                                                                                                          2005     2004
                                                                                                        ----------------
Cash and bank deposits                                                                                  450,586  268,969
Bank overdrafts                                                                                         (16,436) (13,664)
Restricted bank deposits                                                                                 (3,866)       -
                                                                                                        ----------------
                                                                                                        430,284  255,305
                                                                                                        ================

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent
Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Index to the notes to the consolidated condensed interim financial statements

     1          Basis of presentation
     2          Impact of New Accounting Pronouncements: International Financial
                Reporting Standards
     3          Segment information
     4          Cost of sales
     5          Selling, general and administrative expenses
     6          Financial income (expenses), net
     7          Dividends per share
     8          Property, plant and equipment and Intangible assets, net
     9          Contingencies, commitments and restrictions to the distribution of profits
     10         Business acquisitions, incorporation of subsidiaries and other significant events
     11         Related party disclosures

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1 Basis of presentation

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation (societe anonyme holding), was incorporated on December 17, 2001 to hold investments in steel pipe manufacturing and distributing companies. The Company consolidates the financial statements of Tenaris subsidiary companies, as detailed in Note 32 to audited Consolidated Financial Statements for the year ended December 31, 2004, and modified as discussed in Note 10 to these Consolidated Condensed Interim Financial Statements.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the audited consolidated financial statements for the year ended December 31, 2004, except for the impact of changes resulting from the adoption of new accounting pronouncements, as discussed in Note 2. These consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances between Tenaris's subsidiaries have been eliminated in consolidation. However, the fact that the functional currency of the Company's subsidiaries differ from each other results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under "Financial income (expense), net".

These consolidated condensed interim financial statements were approved by the Board of Directors of Tenaris on August 4, 2005.

2 Impact of New Accounting Pronouncements: International Financial Reporting
  Standards

In December 2003, as a part of the IASB's project to improve International Financial Reporting Standards, the IASB released revisions to certain standards including: IAS 1, "Presentation of Financial Statements"; IAS 16, "Property, Plant and Equipment"; IAS 24, "Related Party Disclosures" and IAS 33, "Earnings per Share". The revised standards apply to annual periods beginning on or after January 1, 2005 and have been adopted in accordance with the respective transition provisions. In addition, during 2004 International Financial Reporting Standard (IFRS) 3, "Business Combinations" was issued. The main impacts to the Company's consolidated financial statements are:

(a) Presentation of minority interest
IAS 1 (revised) requires disclosure on the face of the income statement of an entity's income or loss for the period and the allocation of that amount between "income or loss attributable to minority interest" and "income or loss attributable to equity holders of the Company". Earnings per share continue to be calculated on the basis of net income attributable solely to the equity holders of the entity. Also, for periods beginning on or after January 1, 2005 minority interest is included within equity in the consolidated balance sheet and is no longer shown as a separate category in the Liabilities section of the balance sheet. This change resulted in an increase of U.S. $165.3 million in the Company's reported equity at January 1, 2005.

(b) Goodwill and negative goodwill
Prior to January 1, 2005 goodwill was amortized on a straight line basis over its estimated useful life, not to exceed 15 years, and tested for impairment at each balance sheet date in the event indicators of impairment were present. As required by IFRS 3, the Company ceased amortization of goodwill for periods beginning on or after January 1, 2005. In addition, accumulated amortization as of December 31, 2004 has been netted against the cost of the goodwill. Furthermore, for years ending on or after December 31, 2005 goodwill is required to be tested annually for impairment, as well as when there are indicators of impairment. Amortization of goodwill expense included in the six-month period ended June 30, 2004 amounted to U.S. $5.9 million.

IFRS 3 also requires accumulated negative goodwill at December 31, 2004 to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of U.S. $110.8 million in the beginning balance of the Company's equity at January 1, 2005. Amortization of negative goodwill income included in the six-month period ended June 30, 2004 amounted to U.S. $5.7 million.

(c) Financial instruments: recognition and measurement
In accordance with the transition provisions of IAS 39 (revised), the Company designated financial assets previously recognized as "available for sale" as "financial assets carried at fair value through profit or loss". Accordingly, the Company changed the classification of these financial assets using the new designation in its financial statements.

Adoption of new or revised standards has been made in accordance with the respective transition provisions.

3 Segment information

Primary reporting format: business segments

                                                                          (all amounts in thousands of U.S. dollars)
                                                                        ------------------------------------------------
                                                                                    Welded &
                                                                                     Other
                                                                                    Metallic
                                                                         Seamless   Products Energy   Other     Total
                                                                        ------------------------------------------------
Six-month period ended June 30, 2005                                                      (Unaudited)
Net sales                                                                2,413,116  415,866  256,193 112,063  3,197,238
Cost of sales                                                           (1,320,512)(273,314)(248,406)(66,670)(1,908,902)
                                                                        ------------------------------------------------
Gross profit                                                             1,092,604  142,552    7,787  45,393  1,288,336

Depreciation and amortization                                               88,851    7,356    1,570   5,966    103,743

Six-month period ended June 30, 2004
Net sales                                                                1,472,469  156,224  196,727  30,775  1,856,195
Cost of sales                                                             (973,249)(116,220)(190,461)(18,182)(1,298,112)
                                                                        ------------------------------------------------
Gross profit                                                               499,220   40,004    6,266  12,593    558,083

Depreciation and amortization                                               91,619    6,056    1,949   2,205    101,829

Secondary reporting format: geographical segments

(all amounts in thousands of U.S. dollars)


                                                                                              Middle  Far East
                                                                       South           North  East &     &
                                                                      America Europe  America Africa  Oceania  Total
                                                                      --------------------------------------------------
Six-month period ended June 30, 2005                                                     (Unaudited)
Net sales                                                             884,884 789,659 879,846 360,206 282,643 3,197,238
Depreciation and amortization                                          41,578  35,471  23,472      30   3,192   103,743

Six-month period ended June 30, 2004
Net sales                                                             362,789 593,340 479,133 230,083 190,850 1,856,195
Depreciation and amortization                                          47,916  31,225  19,425      16   3,247   101,829

Allocation of net sales to geographical segments is based on the customers' location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

4 Cost of sales

                                                                                                   Six-month period ended
                                                                                                         June 30,
                                                                                                   ---------------------
 (all amounts in thousands of U.S. dollars)                                                              2005      2004
                                                                                                   ---------------------
                                                                                                        (Unaudited)
 Inventories at the beginning of the period                                                         1,269,470   831,879

 Plus: Charges of the period
     Raw materials, energy, consumables and other                                                   1,513,516   936,795
     Services and fees                                                                                153,656   122,564
     Labor cost                                                                                       201,826   174,686
     Depreciation of property, plant and equipment                                                     89,219    86,712
     Amortization of intangible assets                                                                  3,541     5,132
     Maintenance expenses                                                                              50,039    37,749
     Provisions for contingencies                                                                       1,200       155
     Allowance for obsolescence                                                                         1,202    10,517
     Taxes                                                                                              1,477     1,194
     Other                                                                                             13,387     7,382
                                                                                                   ---------------------
                                                                                                    2,029,063 1,382,886

 Less: Inventories at the end of the period                                                        (1,389,631) (916,653)
                                                                                                   ---------------------
                                                                                                    1,908,902 1,298,112
                                                                                                   =====================


5 Selling, general and administrative expenses

                                                   Six-month period ended
                                                          June 30,
                                                  -------------------------
    (all amounts in thousands of U.S. dollars)            2005        2004
                                                  -------------------------
                                                         (Unaudited)
    Services and fees                                   63,130      55,832
    Labor cost                                          97,324      70,486
    Depreciation of property, plant and equipment        5,014       4,918
    Amortization of intangible assets                    5,969       5,067
    Commissions, freight and other selling
     expenses                                          144,549     115,327
    Provisions for contingencies                         5,439       4,571
    Allowances for doubtful accounts                     6,936       4,796
    Taxes                                               40,189      26,301
    Other                                               29,043      20,067
                                                  -------------------------
                                                       397,593     307,365
                                                  -------------------------

6 Financial income (expense), net


                                                   Six-month period ended
                                                          June 30,
                                                  -------------------------
    (all amounts in thousands of U.S. dollars)            2005        2004
                                                  -------------------------
                                                         (Unaudited)
    Interest expense                                   (29,746)    (19,224)
    Interest income                                      8,781       6,883
    Net foreign exchange transaction losses and
     changes in fair value of derivative
     instruments                                       (66,564)    (12,746)
    Other                                                3,079       5,764
                                                  -------------------------
                                                       (84,450)    (19,323)
                                                  -------------------------

7 Dividends per share

Dividends paid in 2005 and 2004 were approximately U.S. $199.5 million and U.S. $135.1 million, respectively, corresponding to U.S. $0.169 and U.S. $ 0.114 per share, respectively.

8 Property, plant and equipment and Intangible assets, net

                                          Net Property,
                                            Plant and     Net Intangible
                                             Equipment        Assets
                                         ---------------- --------------
(all amounts in thousands of U.S.          (Unaudited)     (Unaudited)
 dollars)
Six-month period ended June 30, 2005
Opening net book amount                        2,164,601         49,211
Effect of adopting IFRS 3 (see Note 2
 (b))                                                  -        110,775
Currency translation differences                 (47,805)          (255)
Transfers                                              3             (3)
Additions                                        122,784          8,850
Disposals                                         (2,858)           (32)
Increase due to business acquisition              66,573          2,571
Depreciation/ Amortization charge                (94,233)        (9,510)

                                         ---------------- --------------
At June 30, 2005                               2,209,065        161,607
                                         ---------------- --------------

9 Contingencies, commitments and restrictions to the distribution of profits

This note should be read in conjunction with Note 25 included in the Company's audited consolidated financial statements for the year ended December 31, 2004. Significant changes or events since the date of the annual report are the following:

(i) Arbitration proceeding against Fintecna

On December 28, 2004, an arbitral tribunal rendered a final award in the arbitration proceeding against Fintecna S.p.A. ("Fintecna"), an Italian state-owned entity and successor to ILVA S.p.A, the former owner of Dalmine S.p.A. ("Dalmine"). In this arbitration proceeding, Tenaris sought indemnification from Fintecna for amounts paid or payable by Dalmine to a consortium led by BHP Billiton Petroleum Ltd. ("BHP") as indemnification for the failure of an underwater pipeline manufactured and sold prior to the privatization of Dalmine. Pursuant to this final award, Fintecna paid Tenaris a total amount of euros 93.8 million (approximately U.S. $124.9 million) on March 15, 2005. In addition, on March 29, 2005, Tenaris prepaid a total of British pounds 30.4 million plus interest (approximately U.S. $57.0 million) corresponding to payment in full of its liability under the terms of the settlement agreement with BHP. As a result of these settlements, the arbitration proceedings have been definitively concluded and Tenaris has no further oustanding obligations under the BHP settlement agreement.

(ii) Capitalization of Convertible Debt of Consorcio Siderurgia Amazonia, Ltd. ("Amazonia")

On February 3, 2005, Ylopa Servicos de Consultadoria Lda. ("Ylopa") exercised its option to convert the convertible debt it held in Amazonia into common stock. As a result, Tenaris' ownership stake in Amazonia increased from 14.5% to 21.2%, and its indirect ownership in Siderurgica del Orinoco C.A. ("Sidor") increased from 8.7% to 12.6%.

On May 18, 2005, the Company announced that it will exchange its 12.6% indirect equity interest in Sidor, held through its ownership stakes in Amazonia, and its equity interest in Ylopa, for shares in the new company in which the Techint group has announced it intends to consolidate its Latin American holdings in flat and long steel producers. The exchange will be made at a value to be determined by an internationally recognized investment bank which will be specifically engaged for this purpose. As of the date of these financial statements, this independent valuation has not been completed.

(iii) Tax matters: Application of inflationary adjustment correction deduction

On February 11, 2005, Siderca S.A.I.C. ("Siderca") was granted the right to participate in the promotional tax regime established by Argentine Law 25,924 under which it could potentially earn certain tax benefits. As a condition to receive these benefits, Siderca withdrew its claim against the Argentine fiscal authorities seeking relief through the application of the inflationary adjustment correction in the calculation of its income tax liability for the year ended December 31, 2002. On February 21, 2005, Siderca paid ARP $69.4 million (U.S. $23.8 million). No charges against income resulted from this payment, as Tenaris had previously recorded a provision related to this matter.

(iv) Commitments

          a) On March 15, 2005 Complejo Siderurgico de Guayana C.A. ("Comsigua") prepaid 100% of the amount owed to the International Finance Corporation ("IFC"), for approximately U.S. $42.5 million, related with project financing loans. Tenaris has applied to the IFC for release from its proportional guarantee commitment of Comsigua's project loan.

          b) As discussed in Note 25 to the audited Consolidated Financial Statements for the year ended December 31, 2004, Dalmine Energie S.p.A. entered into two agreements with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take-or-pay provisions. The outstanding value of these commitments at June 30, 2005 amount to approximately euros 938.0 million (approximately U.S. $1,134 million).


(v) Restrictions to the distribution of profits and payment of dividends

As of June 30, 2005, shareholders' equity as defined under Luxembourg law and regulations consisted of the following:

                   (all amounts in thousands of U.S. dollars)

Share capital                                           1,180,537
Legal reserve                                             118,054
Share premium                                             609,733
Retained earnings including net income for the six
 month period ended June 30, 2005                         581,620
                                                   ---------------
Total shareholders equity according to Luxembourg
 law                                                    2,489,944
                                                   ===============

At least 5% of the net income per year as calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a legal reserve equivalent to 10% of share capital. As of June 30, 2005, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid from this reserve.

Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations.

At June 30, 2005, the distributable reserve, including retained earnings, of Tenaris under Luxembourg law totalled U.S. $581.6 million, as detailed below.

                   (all amounts in thousands of U.S. dollars)


Distributable reserve at December 31, 2004 under
 Luxembourg law                                           536,541
Dividends and distributions received                      183,089
Other income and expenses for the six-month period
 ended June 30, 2005                                       61,501
Dividends paid                                           (199,511)
                                                   ---------------
Distributable reserve at June 30, 2005 under
 Luxembourg law                                           581,620
                                                   ---------------


10 Business acquisitions, incorporation of subsidiaries and other significant events

(a) The financial assets held in trust funds at December 31, 2004 (U.S. $119.7 million) were received in shares of two wholly-owned Chilean subsidiaries (Inversiones Berna S.A. and Inversiones Lucerna S.A.) on January 1, 2005.

(b) On May 4, 2005, the Company completed the acquisition of 97% of the equity in S.C. Donasid S.A., a Romanian steel producer, for approximately U.S. $47.9 million in cash and assumed liabilities. The shares of Siprofer A.G. and Donasid Service s.r.l. were also acquired as part of this transaction.

The assets and liabilities arising from the acquisitions are as a follows:

                                                Six-month period ended
                                                     June 30, 2005
                                                ----------------------
(all amounts in thousands of U.S. dollars)           (Unaudited)
                                                ----------------------
Other assets and liabilities (net)                            (42,822)
Property, plant and equipment                                  66,573
Goodwill                                                        2,571
                                                ----------------------
Net assets acquired                                            26,322
Minority Interest                                                (986)
                                                ----------------------
Purchase consideration                                         25,336
Liabilities paid as part of purchase agreement                 22,594
                                                ----------------------
Total disbursement related to S.C. Donasid S.A.
 and related companies                                         47,930
                                                ======================

(c) On May 18, 2005, Siat S.A., a subsidiary of Tenaris, and Acindar Industria Argentina de Aceros S.A. ("Acindar") signed a letter of intent pursuant to which Siat confirmed its intention to acquire Acindar's welded pipe assets and facilities located in Villa Constitucion, province of Santa Fe, Argentina, for approximately U.S. $28.0 million. Completion of this acquisition is subject to due diligence findings and negotiation of definitive documentation and other precedent conditions, including the approval of the Argentine antitrust authorities (Comision Nacional de Defensa de la Competencia).

11 Related party disclosures

The Company is controlled by I.I.I. Industrial Investments Inc. which owns
60.2% of Tenaris's shares and voting rights. The remaining 39.8% is publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

Transactions and balances disclosed as with "Associated" companies are those with companies in which Tenaris owns 20% to 50% of the voting rights or over which Tenaris exerts significant influence, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as "Other".

The following transactions were carried out with related parties:

                   (all amounts in thousands of U.S. dollars)


     Six-month period ended June 30, 2005

                                           Associated (1)    Other       Total
(i)  Transactions
     (a) Sales of goods and services
          Sales of goods                           51,322      42,806     94,128
          Sales of services                         1,541       4,800      6,341
                                           -------------------------------------
                                                   52,863      47,606    100,469
                                           =====================================

     (b) Purchases of goods and services
          Purchases of goods                       21,079      21,821     42,900
          Purchases of services                     9,835      25,285     35,120
                                           -------------------------------------
                                                   30,914      47,106     78,020
                                           =====================================

(all amounts in thousands of U.S. dollars)


     Six-month period ended June 30, 2004
                                           Associated (1)    Other       Total
 (i) Transactions
     (a) Sales of goods and services
          Sales of goods                            2,383      21,951     24,334
          Sales of services                         3,330       4,978      8,308
                                           -------------------------------------
                                                    5,713      26,929     32,642
                                           =====================================

     (b) Purchases of goods and services
          Purchases of goods                       11,424      15,383     26,807
          Purchases of services                       255      22,334     22,589
                                           -------------------------------------
                                                   11,679      37,717     49,396
                                           =====================================

     At June 30, 2005
                                           Associated (1)    Other       Total
                                           -------------------------------------
(ii) Period-end balances

     (a) Related to sales/purchases of
      goods/services
          Receivables from related parties         36,703      23,957    60,660
          Payables to related parties             (25,924)     (8,806)  (34,730)
                                           -------------------------------------
                                                   10,779      15,151    25,930
                                           =====================================

     (b) Other balances
          Receivables                              23,728           -    23,728

     (c) Financial debt
         Borrowings (2)                           (53,330)          -   (53,330)

     At December 31, 2004
                                           Associated (1)    Other       Total
                                           -------------------------------------

(ii) Period-end balances

     (a) Related to sales/purchases of
      goods/services
          Receivables from related parties         25,593      27,070    52,663
          Payables to related parties              (4,914)    (12,487)  (17,401)
                                           -------------------------------------
                                                   20,679      14,583    35,262
                                           =====================================

     (b) Cash and cash equivalents
          Time deposits                                 -           6         6

     (c) Other balances
          Trust fund                                    -     119,666   119,666
          Convertible debt instruments -
           Ylopa                                  121,955           -   121,955

     (d) Financial debt
         Borrowings (3)                           (51,457)     (5,449)  (56,906)


(1) Includes Condusid C.A., Ylopa Servicios de Consultadoria Ltda., Consorcio Siderurgia Amazonia Ltd. and Sidor C.A.

(2)  Borrowings from Sidor to Matesi, Materiales Siderurgicos S.A.

     (3) Includes borrowings from Sidor to Matesi, Materiales Siderurgicos S.A. (U.S. $51.5 million at December 31, 2004)


(iii) Officers and director's compensation

The aggregate compensation of the directors and executive officers earned during the six-month period ended June 30, 2005 amounted to U.S. $6.2 million.

                                                               Carlos Condorelli

                                                         Chief Financial Officer

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 8, 2005



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

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